May 14, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company
Jackson National Separate Account - I (“Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement
(File Nos. 333-252333 and 811-08664) (the “Registration Statement”)

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on May 24, 2021 at 9:00 a.m. ET.

Yours truly,

Jackson National Separate Account - I            Jackson National Life Distributors LLC

By: /s/ Christine K. Benefield                By: /s/ Scott Golde
Christine K. Benefield                    Scott Golde
Assistant Vice President                    General Counsel